FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-270964-01

August 15, 2024

WESTERN MIDSTREAM OPERATING, LP

(the “Partnership”)

Pricing Term Sheet

$800,000,000 5.450% Senior Notes due 2034 (the “Notes”)

Issuer:	Western Midstream Operating, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	August 15, 2024

Settlement Date (T+3):*	August 20, 2024

Net Proceeds Before Expenses:	$792,744,000

Maturity Date:	November 15, 2034

Principal Amount:	$800,000,000

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price / Yield:	99-17+ / 3.930%

Spread to Benchmark Treasury:	T+155 bps

Yield to Maturity:	5.480%

Coupon:	5.450%

Public Offering Price:	99.743% of the principal amount

Optional Redemption:	Redeemable at any time before August 15, 2034 in an amount equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. Redeemable at any time on or after August 15, 2034 in an amount equal to the principal amount plus accrued and unpaid interest thereon to the redemption date.

Interest Payment Dates:	May 15 and November 15, beginning on May 15, 2025

CUSIP / ISIN:	958667 AG2 / US958667AG21

Expected Ratings (Moody’s / S&P / Fitch):**	Baa3 / BBB- / BBB-

Joint Book-Running Managers:

TD Securities (USA) LLC

BofA Securities, Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

RBC Capital Markets, LLC

Co-Managers:	Truist Securities, Inc. Comerica Securities, Inc. Zions Direct, Inc.

*

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about August 20, 2024, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day before the settlement date should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Partnership has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Partnership has filed with the SEC for more complete information about the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Partnership, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: TD Securities (USA) LLC toll-free at (855) 495-9846; BofA Securities, Inc. toll-free at (800) 294-1322; MUFG Securities Americas Inc. toll-free at (877) 649-6848; and PNC Capital Markets LLC toll-free at (855) 881-0697.

This Term Sheet is qualified in its entirety by reference to the related preliminary prospectus supplement dated August 15, 2024 (the “Preliminary Prospectus Supplement”). The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.